Exhibit 4

Contacts: Arbor Realty Trust, Inc. Paul Elenio, Chief Financial Officer 516-832-7422 pelenio@arbor.com	Investors: Stephanie Carrington The Ruth Group 646-536-7017 scarrington@theruthgroup.com
Media: Bonnie Habyan, SVP of Marketing 516-229-6615 bhabyan@arbor.com

Arbor Realty Trust Sends Letter to CBRE Realty Finance
Requesting Clarification and Updates on Certain Assets

Uniondale, NY, January 22, 2008 -- Arbor Realty Trust, Inc. (NYSE: ABR), a real estate investment trust focused on the business of investing in real estate related bridge and mezzanine loans, preferred and direct equity investments, mortgage-related securities and other real estate related assets, today announced that the Company has sent a letter to CBRE Realty Finance, Inc. (NYSE: CBF) requesting clarification and updates on certain assets. Below is the letter as transmitted.

January 22, 2008
Mr. Kenneth Witkin Chief Executive Office and Director CBRE Realty Finance, Inc. 185 Asylum Street, 31st Floor Hartford, CT 06103

Dear Ken:

It has come to our attention that since your earnings call of November 12, 2007, in which you described the Company's net loss of $50 million, or $1.64 per share, substantially negatively impacted by two assets foreclosed during the second quarter of 2007, that certain events have occurred such as:

●  there has been a default on the Drake Hotel loan and principal and interest is past due (we believe your position is between $40 million and $45 million) – you have informed us that the Company has purchased this loan out of one of its CDOs utilizing substantial liquidity available to the Company;

●  I believe that the Macklowe Equity Office Property loan, a part of which is in one of your CDOs, is likely to go into default in early February 2008 (we believe your position is between $40 million and $45 million); and

●  the continued deterioration in the market makes it difficult to believe that your November 12, 2007 statement that your $77 million "joint venture assets are performing satisfactorily . . ." is correct.

Additionally, we would like to know whether your comments of November 12, 2007 "We have no non-performing loans in our debt portfolio, … and overall [I] am personally satisfied with the current performance of our core portfolio" are true and correct currently or need to be updated to not omit material facts in light of the current market and circumstances.

Your immediate response is requested due to the potential materiality of these issues and your prior public statements in the market.  If any statements are incorrect, please inform me immediately.  It is important that the Company update the market as to interim and projected write-downs which could have a material effect on your Company.

Sincerely,
Ivan Kaufman
Chief Executive Officer
Arbor Realty Trust, Inc.

About Arbor Realty Trust, Inc.
Arbor Realty Trust, Inc. is a real estate investment trust which invests in a diversified portfolio of multifamily and commercial real estate related bridge and mezzanine loans, preferred equity investments, mortgage related securities and other real estate related assets.  Arbor commenced operations in July 2003 and conducts substantially all of its operations through its operating partnership, Arbor Realty Limited Partnership and its subsidiaries.  Arbor is externally managed and advised by Arbor Commercial Mortgage, LLC, a national commercial real estate finance company operating through 11 sales and origination support offices in the US that specializes in debt and equity financing for multi-family and commercial real estate.

Safe Harbor Statement
Certain items in this press release may constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  Arbor can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from Arbor's expectations include, but are not limited to, continued ability to source new investments, changes in interest rates and/or credit spreads, changes in the real estate markets, and other risks detailed in Arbor's Annual Report on Form 10-K for the year ended December 31, 2006 and its other reports filed with the SEC.  Such forward- looking statements speak only as of the date of this press release.  Arbor expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Arbor's expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based.